SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MAXWELL SHOE COMPANY INC.

(Name of Subject Company)

MAXWELL SHOE COMPANY INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

577766108

(CUSIP Number of Class of Securities)

Mark J. Cocozza

Chairman and Chief Executive Officer

Maxwell Shoe Company Inc.

101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137-0037

(617) 364-5090

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067-3026 (310) 552-8500	Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Items 4 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Maxwell Shoe Company Inc. (the “Company”) on March 29, 2004 and subsequently amended on April 1, 2004, April 8, 2004 and April 12, 2004 and to add additional Exhibits to Item 9 and revise the Exhibit Index accordingly.

Item 4.    The Solicitation or Recommendation

Item 4 is hereby amended by adding the following new paragraph after the last paragraph in the section entitled “Background” under Item 4(b):

On April 19, 2004, Jones announced the results of the Offer. A copy of the press release issued by the Company relating to the results of the Offer is attached hereto as Exhibit (a)(9).

Item 8.    Additional Information

Item 8 is hereby amended by adding the following new paragraph to the end of the section entitled “Litigation Matters”:

On April 15, 2004, the Company amended its complaint (the “Amended Complaint”) against Jones and MSCAC in the United States District Court for the District of Massachusetts. The Amended Complaint alleges continuing, materially false and misleading statements and omissions in Jones’s and MSCAC’s SEC filings, including in the revised preliminary consent solicitation statement, filed with the SEC on April 9, 2004; Jones’s and MSCAC’s Schedule TO, as amended; and Jones’s and MSCAC’s various filings pursuant to Securities Exchange Act of 1934 (the “Exchange Act”) Rule 14a-12. Specifically, the Amended Complaint alleges that Jones and MSCAC have violated Sections 14(a) and (e) of the Exchange Act and Exchange Act Rule 14a-9 because (i) Jones and MSCAC have falsely represented that their nominees for director of the Company are “independent” of Jones and MSCAC and “highly qualified”; (ii) Jones and MSCAC have failed to disclose material facts about their acquisition of the licensor’s rights under the license for the AK Anne Klein brand name and attempts to acquire the Company so that Jones and MSCAC may obtain the Company’s rights as licensee; and (iii) Jones and MSCAC have disparaged the Company’s Board of Directors by publicly asserting the directors have breached their fiduciary duties to the Company’s stockholders and touting an action on that basis in the Delaware Court of Chancery while failing to disclose that they have represented to the Chancery Court that they are withdrawing all claims that the directors breached their fiduciary duties. The Amended Complaint seeks declaratory and injunctive relief against Jones and MSCAC, including an order prohibiting Jones and MSCAC from proceeding with their consent solicitation and tender offer. A copy of the Company’s amended complaint is filed as Exhibit (a)(10) to this Schedule 14D-9 and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(10).

Item 9.    Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

(a)(6)	Script from a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

Exhibit No.	Document

(a)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(9)	Press Release issued by Maxwell Shoe Company Inc. on April 19, 2004

(a)(10)	Amended Complaint filed by Maxwell Shoe Company Inc. on April 15, 2004 in the United States District Court for the District of Massachusetts

(e)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

(e)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

(e)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

(e)(5)	Maxwell Shoe Company Inc. Management Retention Plan (1)

(e)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(g)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.
(3)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 8, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAXWELL SHOE COMPANY INC.

Date: April 19, 2004	By: /s/ Mark J. Cocozza Mark J. Cocozza Title: Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

(a)(6)	Script from a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(9)	Press Release issued by Maxwell Shoe Company Inc. on April 19, 2004

(a)(10)	Amended Complaint filed by Maxwell Shoe Company Inc. on April 15, 2004 in the United States District Court for the District of Massachusetts

(e)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

(e)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

(e)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

(e)(5)	Maxwell Shoe Company Inc. Management Retention Plan (1)

(e)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(g)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.
(3)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 8, 2004.